# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sagimet Biosciences Inc., CIK 0001400118
CUSIP: 786700104
Title of class of securities: Series A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: Sagimet Biosciences Inc., 155 Bovet Road, Suite 303, San Mateo, California (CA), 94402
Date of event which requires filing of this statement: 12/18/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-022724
Filed by CIK 0001356809

## Reporting persons
- KPCB Pandemic and Bio Defense Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The Reporting Person is making an early exit filing due to the planned termination and cancellation of the Reporting Person in Delaware before year-end.
- KPCB PBD Associates, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The Reporting Person is making an early exit filing due to the planned termination and cancellation of the Reporting Person in Delaware before year-end.

## Item 1. Issuer
Name of issuer: Sagimet Biosciences Inc.
Address of issuer's principal executive offices: Sagimet Biosciences Inc. 155 Bovet Road, Suite 303 San Mateo, CA, 94402

## Item 2. Person Filing
Name of person filing: This Schedule is filed by KPCB Pandemic and Bio Defense Fund, LLC, a Delaware limited liability company, and KPCB PBD Associates, LLC, a Delaware limited liability company. The foregoing entities are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: c/o Kleiner Perkins Caufield & Byers, LLC, 2750 Sand Hill Road, Menlo Park, California 94025
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited liability company agreements of the Reporting Persons, the members of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a member.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- KPCB Pandemic and Bio Defense Fund, LLC: /s/ Susan Biglieri, Susan Biglieri/Chief Financial Officer (12/17/2025)
- KPCB PBD Associates, LLC: /s/ Susan Biglieri, Susan Biglieri/Chief Financial Officer (12/17/2025)